As filed with the Securities and Exchange Commission on March 20, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SECURITY LAND & DEVELOPMENT CORPORATION

(Name of Subject Company (issuer))

SECURITY LAND & DEVELOPMENT CORPORATION

(Names of Filing Persons (offeror and issuer))

T. Greenlee Flanagin

Robert Flanagin

W. Stewart Flanagin, Jr.

Ann Flanagin Smith

Harriette Flanagin

T. Greenlee Flanagin, Jr.

R. Clayton Flanagin

(Names of Additional Filing Persons for Schedule 13E-3)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

814348108

(CUSIP Number of Class of Securities)

T. Greenlee Flanagin

President

2816 Washington Road, #103,

Augusta, GA 30909

(706) 736-6334

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark S. Burgreen, Esq.
Hull Barrett, PC
801 Broad Street, 7th Floor
Augusta, GA 30901

Tel: (706) 722-4481

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,157,809	$365.99***

     * The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase not more than in aggregate up to 2,526,247 shares of common stock, par value $0.01 per share, at the tender offer price of $1.25 per share.

  **  The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.
***  Previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on February 8, 2017, as amended by Amendment No. 1 filed with the SEC on March 16, 2017 (together with any amendments and supplements thereto and the exhibits thereto or hereto, the “Schedule TO”) and is being filed by Security Land & Development Corporation, a Georgia corporation ("Security Land" or the "Company") pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Company's offer to purchase up to 2,526,247 shares of its common stock, par value $0.10 per share, at a purchase price of $1.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the "Offer").

This Schedule TO is also being filed as a Schedule 13E-3 in accordance with Rule 13e-4(c)(2) under the Exchange Act.

This Amendment No. 2  with respect to the Schedule 13E-3 is being filed by the Company and is also being filed by the following individual members of the Flanagin Family:

T. Greenlee Flanagin

Robert Flanagin

W. Stewart Flanagin, Jr.

Ann Flanagin Smith

Harriette Flanagin

T. Greenlee Flanagin, Jr.

R. Clayton Flanagin

For purposes of this Schedule, the term “Filing Persons” refers to Security Land and each of these named members of the Flanagin Family, collectively.

Each of the Filing Persons incorporate by reference the original Schedule TO filed on February 8, 2016 and Amendment No. 1 thereto filed on March 16, 2017, and agrees to be a Filing Person with respect to such Schedule, as amended hereby. Each individual Filing Person adopts the responses of the Company in Item 13 of Schedule TO, including the view as to the fairness of the transaction to unaffiliated shareholders expressed on behalf of the Company and its Board of Directors as stated in the Amended Offer to Purchase dated March 15, 2017, in the form attached as Exhibit (a)(7) to Amendment No. 1 to Schedule TO filed with the SEC on March 16, 2017.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2017

Security Land & Development Corporation
By: /s/ T. Greenlee Flanagin
Name: T. Greenlee Flanagin
Title: President and Chief Executive Officer

By: /s/ Robert Flanagin
Name: Robert Flanagin

By: /s/ W. Stewart Flanagin, Jr.
Name: W. Stewart Flanagin, Jr.

By: /s/ Ann Flanagin Smith
Name: Ann Flanagin Smith

By: /s/ Harriette Flanagin
Name: Harriette Flanagin

By: /s/ T. Greenlee Flanagin, Jr.
Name: T. Greenlee Flanagin, Jr.

By: /s/ R. Clayton Flanagin
Name: R. Clayton Flanagin